Mail Stop 3561
                                                            November 6, 2017


Stamatios Tsantanis
Chief Executive Officer
Seanergy Maritime Holdings Corp.
16 Grigoirou Lambraki Street
166 74 Glyfada
Athens, Greece

       Re:    Seanergy Maritime Holdings Corp.
              Registration Statement on Form F-1
              Filed October 20, 2017
              File No. 333-221058

Dear Mr. Tsantanis:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

   1. Please disclose the volume of securities to be offered, prior to effectiveness. Refer to
      Securities Act Rule 430A.

Use of Proceeds

   2. Please disclose the amount of net proceeds that you intend to use for vessel acquisitions, describe the vessels to be acquired based upon your growth strategy, and state whether additional funds will likely be required to complete these purchases. Refer to Item 3.C.2 of Form 20-F.
 Stamatios Tsantanis
Seanergy Maritime Holdings Corp.
November 6, 2017
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.


                                                           Sincerely,

                                                           /s/ J. Nolan
McWilliams

                                                           J. Nolan McWilliams
                                                           Attorney-Advisor
                                                           Office of
Transportation and Leisure


cc:    Gary J. Wolfe, Esq.
       Seward & Kissel LLP